SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

Floor 4, Building 1, No. 311, Yanxin Road

Huishan District, Wuxi

Jiangsu Province 214000

People’s Republic of China

October 11, 2022

VIA EDGAR

Mr. Scott Anderegg

Ms. Jennifer López Molina

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Skillful Craftsman Education Technology Limited (CIK: 0001782309) Registration Statement on Form F-3 (File No. 333-259498)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933 (“Act”), as amended, Skillful Craftsman Education Technology Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:00 p.m., Eastern Time, on October 13, 2022, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Cooley LLP.

[Signature page follows]

Very truly yours,

Skillful Craftsman Education Technology Limited

By:	/s/ Xiaofeng Gao
	Name:	Xiaofeng Gao
	Title:	Chairman of the Board of Directors and Co-Chief Executive Officer